Arm Holdings plc Reports Results for the First Quarter of the Financial Year Ended 2025

Cambridge, England, July 31, 2024: Arm Holdings plc (NASDAQ: ARM), the company that is building the future of computing, has today published a letter to its shareholders containing the company’s results for its fiscal first quarter and three months ended June 30, 2024. The letter is available on its investor relations website (https://investors.arm.com/financials/quarterly-annual-results). The shareholder letter will also be furnished to the Securities and Exchange Commission (SEC) on a Form 6-K and will be available on the SEC website at http://www.sec.gov.

Arm will host an audio webcast to discuss its results at 14:00 PT / 17:00 ET / 22:00 BST today, July 31. The live webcast will be available at https://edge.media-server.com/mmc/p/8vztamtt/ and a replay will be at https://investors.arm.com/financials/quarterly-annual-results.

About Arm:
Arm technology is building the future of computing. Our energy-efficient processor designs and software platforms have enabled advanced computing in more than 290 billion chips and our technologies securely power products from the sensor to the smartphone and the supercomputer. Together with 1,000+ technology partners, we are enabling artificial intelligence to work everywhere, and in cybersecurity, we are delivering the foundation for trust in the digital world – from chip to cloud. The future is being built on Arm.

All information is provided “as is” and without warranty or representation. This document may be shared freely, attributed and unmodified. Arm is a registered trademark of Arm Limited (or its subsidiaries or affiliates). All brands or product names are the property of their respective holders. © 1995-2024 Arm Limited.

Contacts:
Media
Arm External Communications
Global-PRteam@arm.com

Investors
Arm Investor Relations
Investor.Relations@arm.com